Exhibit 22.1

Amerant Bancorp Inc.

Subsidiary Guarantor and Issuer of Guaranteed Securities

The following entity is the guarantor of the 4.25% Fixed-to-Floating Rate Subordinated Notes due 2032. The Notes will be fully and unconditionally guaranteed on an unsecured and unsubordinated basis.

Entity	Jurisdiction of Organization	Role
Amerant Bancorp Inc.	Florida	Issuer
Amerant Florida Bancorp Inc.	Florida	Guarantor